

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 3, 2020

<u>Via Email</u>

Shaun Miller
Corporate Secretary
Elevate Entertainment Inc.
4143 Maple Avenue, Suite 400
Dallas, Texas 75219

      Re: **Evans & Sutherland Computer Corporation**
              Schedule TO-T filed on February 27, 2020
              Filed by Elevate Acquisition Corporation and Elevate Entertainment Inc.
              File No. 005-09915

Dear Mr. Miller:

The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO-T</u>

1. In your response letter, with a view to possible further amended disclosure, please provide your analysis as to why you have not included Mirasol Capital, LLC and Stephen T. Winn as bidders in the Offer. Alternatively, please revise to include Mirasol Capital, LLC and Stephen T. Winn as filers on the Schedule TO-T and revise the Offer to Purchase to include all required disclosure as to them individually (to the extent not already provided). In this regard, we note that Parent is a holding company controlled by Mirasol Capital LLC, which is controlled by Stephen Winn and the "Winn Family

Office," according to your disclosure document. See "Identifying the Bidder in a Tender Offer," Section II.D.2 Mergers and Acquisitions – Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000) (available on our web site at www.sec.gov) for guidance.

2. The disclosure in the Offer to Purchase indicates that "Parent, through itself or one or more of its affiliates" will provide the funds needed to purchase tendered Shares. Persons or entities who provide financing for a tender offer may be deemed bidders in the Offer. See our preceding comment above. To the extent that entities other than those identified in the preceding comment will provide financing for this Offer, consider whether they also should be included as bidders on the Schedule TO-T.

Exhibit (a)(1)(A) – Offer to Purchase

Background of the Offer, page 14

3. Please confirm in your response letter that all of the projections provided to the bidders by the Company referenced here are included in the Schedule 14D-9. If not, please revise to include such projections in the Offer to Purchase, or provide your analysis as to why you have not done so.

Conditions of the Offer, page 44

4. All offer conditions must be satisfied or waived as of the Expiration Time of the offer when withdrawal rights terminate. While the first paragraph of the "Conditions of the Offer" section on page 44 states that conditions must be satisfied or waived by the Expiration Time, the condition in the second bullet on page 45 refers to a condition that must be satisfied as of the Acceptance Time. Please revise or advise.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: James R. Griffin, Esq. (via email)
Weil, Gotshal & Manges LLP